# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAN COASTAL INSURANCE Corp, CIK 0001401521
CUSIP: 910710102
Title of class of securities: Common Stock, $.0001 par value
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001703923

## Reporting persons
- Peed Leah Anneberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,416,224; sole dispositive power 3,416,224; shared dispositive power 0; aggregate amount beneficially owned 3,416,224 (7.1% of the class)

## Item 1. Issuer
Name of issuer: AMERICAN COASTAL INSURANCE Corp
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, FLORIDA, 33716.

## Item 2. Person Filing
Name of person filing: This filing is being made on behalf of Leah Anneberg Peed.
Address of principal business office or, if none, residence:
20402 Hwy 249, Ste. 430
Houston, TX 77070
Citizenship: Ms. Peed is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ms. Peed beneficially owns 3,416,224 shares of common stock of the Issuer.
Percent of class: 7.1%
Sole power to vote or to direct the vote: Ms. Peed has sole power to vote or direct the vote of 0 shares.
Shared power to vote or to direct the vote: Pursuant to a voting proxy dated August 2016, Ms. Peed granted a proxy to vote her 3,416,224 Shares to R. Daniel Peed.
Sole power to dispose or to direct the disposition: Ms. Peed has sole power to dispose or direct the disposition of 3,416,224 shares.
Shared power to dispose or to direct the disposition: Ms. Peed has shared power to dispose or to direct the disposition of 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Peed Leah Anneberg: Leah Anneberg Peed, Reporting Person (05/09/2025)